EXHIBIT 17.3

LIGHTCOLLAR, INC. ACKNOWLEDGEMENT OF ACCEPTANCE OF OFFICE

The undersigned accepts the office of this corporation to which he was elected at the commencement of this meeting, including that of Chief Executive Officer, where applicable.

Dated: June 16, 2014

/s/ Michael J. Scott

Michael J. Scott

Chief Executive Officer